UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								June 9, 2006

Via Facsimile (713) 759-2649 and U.S. Mail

David J. Lesar
President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas  77010

	Re:	Halliburton Company
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 1, 2005
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 13, 2006
      Response Letters Dated February 8, 2006, May 26, 2006
      File No. 001-03492

Dear Mr. Lesar:

      We reviewed your response letter dated May 26, 2006 and have the following comment. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for this comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement in your response regarding your contacts with Syria that "[n]o sales have been made thus far for 2006." It could be inferred from this statement that it is possible that new sales would be made in Syria during the remainder of 2006 or thereafter. In light of this fact, please clarify for us whether it remains the company`s intent to undertake no new work in Syria, and whether new Syrian sales may be made under the terms of your existing
Syrian contractual commitments.

Please provide us with a copy of your 2005 press release or other company statement announcing your intention to cease operations associated with Syria.

      Please file your response letter on EDGAR.  Please contact
James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
David J. Lesar
Halliburton
June 9, 2006
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